Global Engine Group Holding Ltd.

Room C, 19/F, World Tech Center

95 How Ming Street, Kwun Tong

Kowloon, Hong Kong

July 15, 2022

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Lauren Pierce

Re:	Global Engine Group Holding Ltd. Draft Registration Statement on Form F-1 Submitted March 25, 2022 CIK No. 0001908705

Dear Ms. Pierce:

This letter is in response to your letter on April 22, 2022 in which you provided comments to the Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) of Global Engine Group Holding Ltd. (the “Company”) filed with the U.S. Securities and Exchange Commission on March 25, 2022. We set forth below in bold the comments in your letter relating to the Draft Registration Statement followed by our responses to the comments.

Draft Registration Statement on Form F-1 filed March 25, 2022

Cover Page

1.	Please revise your disclosure that you have no clients or suppliers who are in mainland China to clarify the percentage of your revenues generated from Hong Kong. Also, revise your disclosure on page ii to remove the exclusion of Taiwan, Hong Kong and Macau from the definition of the PRC and China.

RESPONSE: We respectfully advise the Staff that we have disclosed the percentage of our revenues generated from Hong Kong on the cover page and page 13 of the Draft Registration Statement. Pursuant to the comment, we have revised the definition of the PRC and China to include Hong Kong and Macau on page ii of the Draft Registration Statement. We exclude Taiwan in the definition of the PRC and China based on the consideration that Taiwan is a civil law jurisdiction, which domestically possesses citizenship, territorial jurisdiction, government and authority currently independent of other authorities; and the governmental power and legal system of the PRC has not been enforced or recognized in Taiwan.

2.	Please disclose the potential effects of regulation by PRC, including whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We respectfully advise the Staff that we revised relevant disclosures in the cover page to state the potential effects of regulations by PRC, including the risk of resulting in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Ordinary Shares to significantly decline or become worthless. In addition, we revised a risk factor on page 30, “PRC laws and regulations related to our current business operations are sometimes vague and uncertain and any changes in such laws and regulations and interpretations thereof may impair our ability to operate profitably.” to be “Although we have no operations in mainland China, there is no guarantee that the PRC government will not seek to intervene or influence GEL’s operations at any time. If GEL were to become subject to such oversight, discretion or control, including over overseas offerings of securities and/or foreign investments, it may result in a material adverse change in GEL’s operations, significantly limit or completely hinder GE Group’s ability to offer or continue to offer securities to investors and cause the value of GE Group’s securities to significantly decline or be worthless, which would materially affect the interests of the investors. There also can be no assurance that the PRC government will not intervene or impose restrictions on GE Group’s ability to transfer or distribute cash within its organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect its business.”

Prospectus Summary, page 1

3.	Where you disclose that the audit report included in the prospectus was prepared by U.S. auditors who are currently inspected by the PCAOB, include a disclosure regarding whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

RESPONSE: We respectfully advise the Staff that we have revised the disclosures on pages 10 and 39 of the Draft Registration Statement to disclose that our auditors are not subject to the determinations announced by the PCAOB on December 16, 2021.

4.	We note your disclosure that you are currently not required to obtain permission from any of the PRC authorities to operate and to issue your shares. Please describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure on page 12 of the Draft Registration Statement to describe the consequences to us and our investors and address each of points (i) to (iii) above. In addition, we have also added relevant disclosure at the cover page and page 31.

5.	Provide a clear description of how cash is transferred through your organization. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

RESPONSE:  We respectfully advise the Staff that we have revised the disclosure on page 12 of the Draft Registration Statement to describe how cash is transferred through our organization and address each of the points above.

6.	We note that your subsidiaries constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company and its consolidated subsidiaries. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

RESPONSE:  We respectfully advise the Staff that there is no disaggregating information which may be presented in a consolidating schedule. Our corporate structure comprises one operating subsidiary incorporated in Hong Kong, an intermediate British Virgin Islands (“BVI”) holding entity, and the Company. The Company and the intermediate BVI holding entity have no operations or any activity which may be disaggregated and presented in a consolidating schedule. There are no cash transfers between subsidiaries and no intercompany transactions. As such, there is no information which may be disaggregated and disclosed in a consolidating schedule.

Risk Factors, page 18

7.	To the extent material, please include a risk factor describing the potential for cybersecurity incidents and data breaches and their potential impact on your business.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure on page 22 of the Draft Registration Statement to describe the potential for cybersecurity incidents and data breaches and their potential impact on our business - “Risk Factors – Risks Related to Our Business - If we fail to prevent security breaches, improper access to or disclosure of our data or user data, or other hacking and attacks, we may lose users, and our business, reputation, financial condition and results of operations may be materially and adversely affected.”

We have a substantial customer concentration…, page 19

8.	We note that for the year ended June 30, 2021, three major customers accounted for 57.1%, 18.7% and 17.6%, respectively, of the company’s total revenues. Please disclose the material terms of the agreements with the customers, including the identity of the customers, the term of the agreements and termination provisions. File the agreements as exhibits.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure on page 20 of the Draft Registration Statement to disclose the material terms of the agreements with the customers, including the identity of the customers, the term of the agreements and termination provisions.

We rely on a limited number of vendors, page 19

9.	You state that four vendors accounted for 32.7%, 21.2%, 20.0% and 14.5%, respectively, of the company’s total purchases for the year ended June 30, 2021. Please disclose the material terms of your agreements with the vendors, including the identity of the vendors, term and termination provisions of the agreements, and any minimum purchase commitments. File the agreements as exhibits.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure on page 20 of the Draft Registration Statement to disclose the material terms of the agreements with the vendors, including the identity of the customers, term and termination provisions of the agreements, and minimum purchase commitments.

Our business operations have been and may continue to be materially and adversely affected…, page 23

10.	You state that you have experienced, and may continue to experience, disruptions or delays in your supply chain as a result of restrictions in response to COVID-19. Discuss the nature of the supply chain issues you have experienced and the issues that you expect to experience. Discuss whether the issues have had or are expected to have a material adverse effect on the company.

RESPONSE:  Due to the nature of the Company’s business being based on technical platform and resources, the Company’s business operations have not been disrupted or materially affected during the COVID-19 pandemic or the supply chain issues experienced by some other industries (such as manufacturing). On the contrary, the Company’s revenue for the year ended June 30, 2021 increased by 156.1%, as compared to the same period in 2020, and this revenue increase was driven by the accelerated adoption of digital technology to support remote working environments. Accordingly, we revised the risk factor on page 24.

Industry, page 63

11.	You state that the Hong Kong telecommunications market mobile penetration rate is 291%. Please explain how the mobile penetration rate of Hong Kong can exceed 100%. Disclose the time period in which this rate was measured and discuss any underlying assumptions and limitations of this rate.

RESPONSE: We respectfully advise the Staff that we have revised the disclosures on pages 2 and 70 of the Draft Registration Statement for references to the mobile penetration rate.

Business, page 66

12.	Please disclose whether the four employees you disclosed are employed by the Global Engine Group Holding Limited, Global Engine Holdings Limited, or Global Engine Limited. Further, please clarify for which entity you intend to hire employees as part of your growth strategy.

RESPONSE:  We respectfully advise the Staff that we have revised the disclosures on pages 73 and 74 of the Draft Registration Statement to disclose that one employee is employed by Global Engine Limited and three (3) persons providing staffing services to us under a certain Cost Assignment Agreement are employees of Boxasone Limited. Pursuant to the Cost Assignment Agreement, we receive said staffing services from the three (3) Boxasone employees in exchange for payment of a portion of the salary expenses related to these three (3) Boxasone Limited employees. We have revised the Exhibit Index on page II-3 of the Draft Registration Statement to include a new “Exhibit 10.13 – Cost Assignment Agreement with Boxasone Limited, dated July 2, 2020” which is an exhibit to be filed by amendment.

Management, page 70

13.	Please identify the “company specialising in the supply of lighting fittings” for which Sung Pui Hei is currently the Chief Financial Officer.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure on page 77 of the Draft Registration Statement to identify the “company specializing in the supply of lighting fittings” for which Sung Pui Hei is currently the Chief Financial Officer.

Related Party Transactions, page 76

14.	You indicate in the prospectus summary that you have a strategic partnership with China Information Technology Development which also beneficially owns 10% of the company’s ordinary shares. Please disclose the material terms of this related party transaction, including any understandings or agreements between the company and China Information Technology Development.

RESPONSE: We respectfully advise the Staff that we do not have a formal strategic partnership with China Information Technology Development (“CITD”) or other two entities disclosed at pages 4 and 72, and we have revised the relevant disclosures at such pages. In addition, we have revised the disclosure on page 83 of the Draft Registration Statement to disclose the material terms of the related party transaction between the Company and CITD.

Exhibits

15.	Please tell us whether you intend to file the consent of Sung Pui Hei who will serve as a director and Chief Financial Officer immediately upon the effectiveness of the registration statement. See Rule 438 of Regulation C.

RESPONSE: We respectfully advise the Staff that we have revised the Exhibit Index on page II-3 of the Draft Registration Statement to include a new “Exhibit 99.2 – Consent of SUNG Pui Hei to be named as a director nominee” which is an exhibit to be filed by amendment.

General

16.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

RESPONSE: We respectfully advise the Staff that, as of the date hereof, no written communications have been provided by us or anyone authorized by us to potential investors in reliance on Section 5(d) of the Securities Act. We will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. We further advise the Staff that investors will not retain copies of such materials.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel Arila Zhou, Esq., or Anna Wang, Esq. of Robinson & Cole LLP at azhou@rc.com or awang@rc.com.

Sincerely,

/s/ Andrew Lee
Andrew Lee
Chief Executive Officer

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